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                             March 12, 2024

       James C. Flores
       Chairman and Chief Executive Officer
       Sable Offshore Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Sable Offshore
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-277072

       Dear James C. Flores:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed February 14, 2024

       Cover Page

   1. We note that you are registering 7,187,500 shares of your common stock issued to certain insiders. Disclose the
price that the selling securityholders paid for such shares of common stock.
   2. Please revise as necessary to reconcile your cover page disclosure that the warrants are currently "in the
money" with your disclosure at pages 18 and 42 that there is no guarantee that the
warrants will ever be "in the money."
 James C. Flores
FirstName  LastNameJames C. Flores
Sable Offshore Corp.
Comapany
March      NameSable Offshore Corp.
       12, 2024
March2 12, 2024 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to the Business of the Company
Future sales (including pursuant to this Prospectus), or the perception of future sales..., page 41

3. Please revise your risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that whether the current trading price is above the SPAC IPO price as it is as of the date of this prospectus, or even if it drops below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
82

4. Please expand your discussion here and in your summary to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss
         how such sales could impact the market price of the company   s common
stock.
Liquidity and Capital Resources, page 87

5. We note you disclose in a Form 8-K filed on February 14, 2024 that following the Special
         Meeting, a PIPE investor that subscribed for $125,000,000 informed the Company that it would not be able to fund that subscribed amount. You further state in the Form 8-K that the Company secured additional PIPE investments to replace $53,000,000 of the amount previously committed by the PIPE investor and that you would continue to seek additional investments to fund in connection with or shortly after the closing to provide additional liquidity to the Company. In light of the significant number of redemptions and the shortfall of the PIPE investment, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 James C. Flores
Sable Offshore Corp.
March 12, 2024
Page 3

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.



                                                       Sincerely,
FirstName LastNameJames C. Flores
                                                       Division of Corporation
Finance
Comapany NameSable Offshore Corp.
                                                       Office of Energy &
Transportation
March 12, 2024 Page 3
cc:       Ryan Maierson
FirstName LastName